FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
 Profit & Loss Account
 Period ended 15 October 2002

                                               This Quarter     Prior Quarter
                                                (pound)'000       (pound)'000

 Interest receivable - Inter-company loan            30,460            30,723
 Interest receivable - Cash deposits                      -                 -
                                               -------------------------------
                                                     30,460            30,723

 Interest payable - Notes                          (30,460)          (30,723)
 Interest payable
                                               -------------------------------
                                                   (30,460)          (30,723)
                                               -------------------------------
 Net operating income                                     -                 -

 Other income                                            45                42
 Operating expenses                                    (45)              (42)

                                               -------------------------------
 Profit on ordinary activities before taxation            -                 -

 Taxation                                                 -                 -

                                               -------------------------------
 Profit on ordinary activities after taxation             -                 -

 Dividend                                                 -                 -

 Retained profit brought forward                          -                 -

                                               -------------------------------
 Retained profit carried forward                          -                 -
                                               ===============================

 Holmes Financing (No. 4) PLC
 Balance Sheet
 Period ended 15 October 2002

                                                                  (pound)'000

 Fixed asset investments
 Loans to Funding
                                                                    2,717,000

 Current assets
 Sundry debtors                                          54
 Cash at bank                                            12
                                               ---------------
                                                         66
                                               ---------------

 Creditors: Amounts falling due
 within one year
 Sundry creditors                                        53
                                               ---------------
                                                         53
                                               ---------------

 Net current assets                                                         13

                                                              ----------------
 Total assets less current liabilities                               2,717,013

 Creditors: Amounts falling due after more
 than one year
 Amounts due to noteholders                                        (2,717,000)
                                                              ----------------
 Net assets                                                                13
                                                              ================

 Capital and reserves
 Share capital                                                              13
 Reserves                                                                    -
                                                              ----------------
                                                                           13
                                                              ================

Holmes Financing (No. 4) PLC
 Notes Outstanding
 Period ended 15 October 2002
                                    Series 1       Series 2       Series 3            Series 3 Class A2      Series 4
                                     Class A        Class A       Class A1                                    Class A

 Moody's current rating                  Aaa            Aaa            Aaa           Aaa                          Aaa
 S&P current rating                      AAA            AAA            AAA           AAA                          AAA
 Fitch Ratings current                   AAA            AAA            AAA           AAA                          AAA
rating
                                    Series 1       Series 2             Series 3 Class B                     Series 4
                                     Class B        Class B                                                   Class B

 Moody's current rating                  Aa3            Aa3            Aa3                                        Aa3
 S&P current rating                       AA             AA             AA                                         AA
 Fitch Ratings current                    AA             AA             AA                                         AA
rating
                                    Series 1       Series 2             Series 3 Class C                     Series 4
                                     Class C        Class C                                                   Class C

 Moody's current rating                 Baa2           Baa2           Baa2                                       Baa2
 S&P current rating                      BBB            BBB            BBB                                        BBB
 Fitch Ratings current                   BBB            BBB            BBB                                        BBB
rating
                                                                  Series 3      Series 3                     Series 3
                                                                  Class D1      Class D2                     Class D3

 Moody's current rating                                                Ba2           Ba2            Ba2
 S&P current rating                                                     BB            BB             BB
 Fitch Ratings current rating                                           BB            BB             BB

                                    Series 1       Series 2       Series 3            Series 3 Class A2      Series 4
                                     Class A        Class A       Class A1                                    Class A
                                           $         (euro)        (pound)             $                          CHF

 Initial note balance          1,050,000,000    800,000,000    550,000,000   410,000,000                  850,000,000
 Previous quarter's note
 principal                     1,050,000,000    800,000,000    550,000,000   410,000,000                  850,000,000
 Note redemptions                          -              -              -             -                            -
 Outstanding note principal    1,050,000,000    800,000,000    550,000,000   410,000,000                  850,000,000

                                    Series 1       Series 2             Series 3 Class B                     Series 4
                                     Class B        Class B                                                   Class B
                                           $         (euro)              $                                    (pound)

 Initial note balance             36,500,000     35,800,000     34,500,000                                 11,000,000
 Previous quarter's note
 principal                        36,500,000     35,800,000     34,500,000                                 11,000,000
 Note redemptions                          -              -              -                                          -
 Outstanding note principal       36,500,000     35,800,000     34,500,000                                 11,000,000

                                    Series 1       Series 2             Series 3 Class C                     Series 4
                                     Class C        Class C                                                   Class C
                                           $         (euro)              $                                    (pound)

 Initial note balance             54,500,000     53,800,000     49,500,000                                 19,000,000
 Previous quarter's note
 principal                        54,500,000     53,800,000     49,500,000                                 19,000,000
 Note redemptions                          -              -              -                                          -
 Outstanding note principal       54,500,000     53,800,000     49,500,000                                 19,000,000

                                                          eries 3 Class D1 Series 3 Class D2        Series 3 Class D3
                                                                    (pound)        (euro)             $
 Initial note balance                                           30,000,000    27,000,000      5,000,000
 Previous quarter's note principal                              30,000,000    27,000,000      5,000,000
 Note redemptions                                                        -             -              -
 Outstanding note principal                                     30,000,000    27,000,000      5,000,000

                                    Series 1       Series 2       Series 3            Series 3 Class A2      Series 4
                                     Class A        Class A       Class A1                                    Class A

 Note interest margins                    19            N/A             23            23                          N/A
 Step up dates                   15/07/2006      15/07/2006     15/07/2006    15/07/2006                   15/10/2006
 Step up margins
                                          38             48             46            46                           36
                                    Series 1       Series 2             Series 3 Class B                     Series 4
                                     Class B        Class B                                                   Class B
 Note interest margins                    39             40             44
                                                                                                                   43
 Step up dates                    15/07/2006     15/07/2006     15/07/2006                                 15/10/2006
 Step up margins                          78             80             88
                                                                                                                   86

                                    Series 1       Series 2             Series 3 Class C                     Series 4
                                     Class C        Class C                                                   Class C

 Note interest margins                   120            145            130
                                                                                                                  150
 Step up dates                    15/07/2006     15/07/2006     15/07/2006                                 15/10/2006
 Step up margins                         220            245            230
                                                                                                                  250
                                                                  Series 3      Series 3            Series 3 Class D3
                                                                  Class D1      Class D2

 Note interest margins                                                 475           450            450
 Step up dates                                                  15/07/2006    15/07/2006     15/07/2006
 Step up margins                                                       575           550            550


 Interest payment cycle        Quarterly
 Interest payment date         15th or next business day
 Next interest payment date    15/01/2003

 Liquidity facility limit      (pound)  25,000,000
 Liquidity facility drawn                      Nil
 Liquidity facility available  (pound)  25,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                                This Quarter      Prior Quarter
                                                 (pound)'000        (pound)'000

 Interest receivable - Mortgages                     255,177            262,046
 Interest receivable - Cash Deposits                   3,123              2,980
                                                --------------------------------
                                                     258,300            265,026

 Interest payable - Mortgages                       (255,177)          (262,046)
 Interest payable - Cash Deposits                     (3,123)            (2,980)
                                                --------------------------------
                                                    (258,300)          (265,026)

                                                --------------------------------
 Net operating income                                      -                  -

 Fees receivable                                       3,169              3,109
 Fees payable                                         (3,169)            (3,109)

 Operating expenses                                   (3,318)            (3,659)
 Provision charges                                        32             (1,631)
 Other income                                          3,286              5,290

                                                --------------------------------
 Profit on ordinary activities before taxation             -                  -

 Taxation                                                  -                  -
                                                --------------------------------
 Profit on ordinary activities after taxation              -                  -

 Dividend                                                  -                  -

 Retained profit brought forward                           -                  -

                                                --------------------------------
 Retained profit carried forward                           -                  -
                                                ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2002

                                                             (pound)'000

 Fixed asset investments
 Mortgage loans secured on
 residential property                     18,519,449

 Current assets
 Bank interest receivable                        603
 Cash at bank                                160,584
 Other debtors                                 8,957
 Amounts due from Funding                     47,259
                                         ---------------
                                             217,403
                                         ---------------

 Creditors: Amounts falling
 due within one year
 Amounts due to Seller                      (217,377)
 Sundry creditors                                (26)
                                         ---------------
                                            (217,403)
                                         ---------------

 Net current assets                                                   -

                                                        -----------------
 Total assets less current liabilities                       18,519,449

 Creditors: Amounts falling
 after more than one year
 Seller share of mortgage loans                              (8,017,916)
 Funding share of mortgage loans                            (10,501,533)

                                                        -----------------
 Net assets                                                           -
                                                        =================

 Capital and reserves
 Share capital ((pound)2)                                             0
 Reserves                                                             0
                                                        -----------------
                                                                      0
                                                        =================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                                     This Quarter  Prior Quarter
                                                     (pound)'000    (pound)'000

 Interest receivable - Mortgages
                                                         128,128        145,262
 Interest receivable - Cash Deposits
                                                           5,335          9,719
                                                     ---------------------------

                                                         133,463        154,981

 Interest payable - Inter-company loans                (120,641)      (132,756)
 Interest payable - Start up loans                         (662)          (656)
                                                     ---------------------------
                                                       (121,303)      (133,412)

                                                     ---------------------------
 Net operating income
                                                          12,160         21,569

 Other income
                                                           3,630          3,926

 Operating expenses                                      (5,005)        (6,111)
 Deferred consideration                                 (10,742)       (20,592)

                                                     ---------------------------
 Profit/(loss) on ordinary activities before taxation                   (1,209)
                                                              43

 Taxation                                                    (4)            (7)

                                                     ---------------------------
 Profit/(loss) on ordinary activities after taxation          39        (1,216)

 Dividend                                                      -              -

 Retained profit/(loss) brought forward                  (4,079)        (2,862)

                                                     ---------------------------
 Retained profit/(loss) carried forward                  (4,040)        (4,079)
                                                     ===========================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                   (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                    10,501,533

 Current assets
 Deferred expenditure (costs of securing)             23,383
 Cash at bank:
      Reserve funding                                185,000
      Transaction account                              2,148
      Funding GIC account                             57,992
                                                  -------------
                                                     268,523
                                                  -------------

 Creditors: Amounts falling due
 within one year
 Deferred consideration creditor                     108,573
 Interest payable accrual                              4,908
 Amounts due to Trustee                               47,259
 Sundry creditors                                        932
 Taxation                                                 16
                                                  -------------
                                                     161,688
                                                  -------------

 Net current assets                                                    106,835
                                                               ----------------
 Total assets less current liabilities                              10,608,368

 Creditors: Amounts falling due after
 more than one year
 Inter-company loans                                              (10,556,058)
 Start up loans                                                       (56,350)

                                                               ----------------
 Net assets                                                            (4,040)
                                                               ================

 Capital and reserves                                                        -
 Share capital ((pound)2)                                              (4,040)
                                                              ----------------
 Reserves                                                              (4,040)
                                                              ================

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 October 2002

                                                  (pound)'000

 Balance on cash accumulation ledger                      Nil
                                              ================


 Available credit enhancement

 First reserve fund at closing                         185,000
                                              ----------------

 Initial closing first reserve funds                   185,000
 Drawings to make bullet repayment                           -
 Other drawings                                              -
 Transfers from revenue receipts                             -
                                            ------------------
 Closing first reserve balance                         185,000
                                            ------------------

 Target first reserve funds                            185,000
                                            ==================


 Principal deficiency ledger            AAA                AA               BBB

 Opening PDL balance                    Nil               Nil               Nil
 Losses this quarter                      -                 -                 -
 PDL top up from revenue income           -                 -                 -
                                       -----------------------  ----------------
 Closing PDL balance                    Nil               Nil               Nil
                                       =======================  ================


 Start up loan outstanding

 Initial balance                                       56,350
                                              ----------------

 Initial closing outstanding                            13,000
 Second start up loan                                   13,250
 Third start up loan                                    17,500
 Fourth start up loan                                    7,500
 Fifth start up loan                                     5,100
 Accrued interest                                        4,908
 Repayments made                                             -
                                            ------------------
 Closing balance                                        61,258
                                            ==================


 Funding Liquidity facility

 Liquidity facility limit                               25,000
 Liquidity facility drawn                                    -
 Liquidity facility available                           25,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 4) PLC




         Dated: 11th November 2002                   By  /s/  Peter Lott
                                                       ----------------------
                                                       (Authorised Signatory)